[On Google Letterhead]

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

October 18, 2011

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Google Inc. Form 10-Q for the quarterly period ended June 30, 2011 Filed on July 27, 2011 Form 10-K for the fiscal year ended December 31, 2010 Filed on February 11, 2011 File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 7, 2011, relating to the above referenced filings.

Confidential Treatment Request

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. Google is requesting confidential treatment for certain parts of this letter with respect to the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

Form 10-Q for the quarterly period ended June 30, 2011

Consolidated Financial Statements

Note 12. Contingencies

Legal Matters, page 19

1.	If material, please tell us and revise future filings to disclose your policy for accruing for legal fees associated with your loss contingencies. See ASC 450-20-S99-2.

In response to the Staff’s comment, in our future filings, we will disclose the following:

“We expense legal fees in the period in which they are incurred.”

2.	We note your response to prior comment 2 and have the following additional comments:

•

Please clarify your statement, “In all of our outstanding legal matters in which we have not made an accrual, management is unable to estimate a range of reasonably possible loss due to various reasons…” In this regard, revise your disclosures in future filings to provide your reasonably possible range of loss for all matters, not only those in which you have not made an accrual.

•	Your proposed disclosures state the following:

•	“[M]anagement is unable to estimate a range of reasonably possible loss.”

•

“[W]e believe that the final outcome of the matters discussed above, including liabilities in excess of the amounts accrued, if any, will not, individually or in the aggregate, have a material adverse effect…”

•	“[T]he final outcome of a particular matter could have a material adverse effect…”

You also indicate in your response that you believe you have meritorious defenses and will prevail in most cases.

It appears that these four statements are inconsistent. Please revise your disclosures to clarify. For example, your statement regarding your meritorious defenses suggests that any loss in excess of amounts already accrued, if any, is remote. Please clarify. Further, if the second bullet above is true regarding your belief that reasonably possible losses in excess of amounts accrued, if any, will not, individually or in the aggregate, have a material adverse effect on your financial statements, then the first bullet above that “management is unable to estimate a range of reasonably possible loss” is unclear and appears unnecessary. In addition, it is unclear whether the third bullet above is intended to convey that remote (but not reasonably possible) loss contingencies may be material. Without such clarification, the third bullet appears to contradict the second bullet above.

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

•

If your reasonably possible range of loss in excess of amounts accrued, if any, will, individually or in the aggregate, have a material adverse effect on your financial statements, please further explain to us why you are unable to provide an estimate of the reasonably possible range of loss. In this regard, please tell us, for each material matter:

•	The stage of the litigation.

•	The likelihood of loss (remote, reasonably possible, probable).

•	The extent to which your past or other company experience is applicable, and if so, the results of that experience.

•	How you are able to consider settlement opportunities without an estimate of your reasonably possible loss in the event of trial versus settlement.

We note your response that there is uncertainty as to the outcome of pending appeals, motions, or settlements. Nonetheless, it is unclear why a determination of the potential outcomes that are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes cannot be made. In addition, we recognize that there may be uncertainties associated with your estimates that may cause them to change in the future. However, we do not believe that such uncertainties necessarily indicate that a loss contingency cannot be estimated.

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose the following (updated as appropriate from period to period):

“Legal Matters

We have had patent, copyright, and trademark infringement lawsuits filed against us claiming that certain of our products, services, and technologies, including Android, Google WebSearch, Google AdWords, Google AdSense, Google Books, Google News, Google Image Search, Google Chrome, Google Talk, Google Voice, and YouTube, infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, functionalities, products, or services, and may also cause us to change our business practices, and require development of non-infringing products or technologies, which could result in a loss of revenues for us and otherwise harm our business.

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

In addition, many of our agreements with our customers and partners require us to indemnify them for certain intellectual property infringement claims against them, which would increase our costs as a result of defending such claims, and may require that we pay significant damages if there were an adverse ruling in any such claims. Furthermore, such customers and partners may discontinue the use of our products, services, and technologies, as a result of injunctions or otherwise, which could result in loss of revenues and adversely impact our business.

We are also regularly subject to claims, suits, government investigations, and other proceedings involving competition and antitrust (such as the pending investigations by the U.S. Federal Trade Commission (FTC) and the European Commission (EC) described below), intellectual property, privacy, tax, labor and employment, commercial disputes, content generated by our users, goods and services offered by advertisers or publishers using our platforms, and other matters. Such claims, suits, government investigations, and other proceedings could result in fines, civil or criminal penalties, or other adverse consequences.

Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred, and the amount can be reasonably estimated. We evaluate, on a monthly basis, developments in our legal matters that could affect the amount of liability that has been previously accrued, and make adjustments as appropriate. Significant judgment is required to determine both likelihood of there being and the estimated amount of a loss related to such matters. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material.

We expense legal fees in the period in which they are incurred. [To be added if loss accruals are material in any reporting period: Excluding legal fees incurred, we recognized litigation-related charges of $            million and $            million during the XX [and XX months] ended             , 20XX [and             , 20XX, respectively].]

Antitrust Investigations

On June 23, 2011, we received a Civil Investigative Demand (CID) from the FTC’s Bureau of Competition and a subpoena from FTC’s Bureau of Consumer Protection relating to a review by the FTC of our business practices, including search and advertising. State attorneys general from the states of Texas, Ohio, and Mississippi have issued similar CIDs. We are cooperating with the FTC and the state attorneys general and responding to their information requests.

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

The EC’s Directorate General for Competition has also opened an investigation into various antitrust-related complaints against us. On February 10, 2010, we received notification from the EC about three antitrust complaints filed by Ciao, Ejustice, and Foundem, respectively. On November 30, 2010, the EC formally opened proceedings against us. Since November 2010, 1plusV, parent company of Ejustice, and VfT, an association of business listings providers in Germany, have filed similar complaints against us. On March 31, 2011, Microsoft Corporation submitted a similar complaint to the EC against us. On the same day, the EC notified us of additional complaints filed by Elfvoetbal, Hotmaps, Interactive Labs, and nnpt.it, and on August 30, 2011 of a complaint by dealdujour.pro. On September 16, 2011, we responded to all of the allegations made against us. We are cooperating with the EC and responding to its information requests.

EPA Investigation

In February 2009, we learned of a U.S. Environmental Protection Agency (EPA) investigation into an alleged release of refrigerant at one of our smaller data center facilities, which we acquired from DoubleClick, and the accuracy of related statements and records. We are cooperating with the EPA and have provided documents and other materials.

In all of our outstanding legal matters for which we have made an accrual, based on current knowledge, we believe that any loss in excess of the amounts accrued will not, individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. Amounts accrued as of December 31, 20XX [and quarter end] were not material. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties. Therefore, although we consider the likelihood of such an outcome to be remote, if one or more of these outstanding legal matters were resolved against us for amounts in excess of our current expectations, our results of operations or cash flows in the fiscal quarter in which we accrue the related liability could be materially adversely affected.

In all of our outstanding legal matters for which we have not made an accrual, we are unable to estimate a range of reasonably possible loss due to various reasons, including, among others, that (1) the proceedings are in early stages, (2) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) there are significant factual issues to be resolved, (4) there are novel legal issues presented, or (5) we have meritorious defenses that we intend to assert. Given the significant uncertainties involved in these matters, we cannot predict the timing or extent of their impact on our business, consolidated financial position, results of operations or cash flows, which could be material, particularly in any fiscal quarter in which we may accrue a related liability.”

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

Additionally, we will delete the following paragraph from our disclosure:

“While the results of such claims, suits, government investigations, and proceedings are not reasonably estimable at this time, based on our current knowledge, we believe that the final outcome of the matters discussed above, including liabilities in excess of the amounts accrued, if any, will not, individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, in light of the uncertainties involved in such matters, the final outcome of a particular matter could have a material adverse effect on our results of operations or cash flows in a particular period.”

Department of Justice Investigation (Advertising), page 19

3.	We note your response to prior comment No. 6. Please address the following:

•

Provide us with a detailed timeline from commencement of the investigation to its conclusion, highlighting significant events, including circumstances as of December 31, 2010, the date of the filing of your 10-K, March 31, 2011, and the date of the filing of your 10-Q. Please include in this timeline any related discussions or negotiations regarding a proposed settlement and your considerations in pursuing settlement versus a trial.

•

Explain in greater detail why you believe a loss relating to this investigation was not reasonably possible until April 2011, when Google and the District of Rhode Island began negotiations regarding a potential financial component of a settlement conditioned on successful resolution of other aspects of an agreement. Please clarify the nature of negotiations and your expectations prior to April 2011 versus after April 2011.

•

Tell us why you believe that prior to May 2011, the District of Rhode Island’s claims and the terms of its settlement demands were sufficiently uncertain and preliminary that it was not possible to estimate the amount or range of a reasonable possible loss. In this regard, the basis upon which you were able to pursue settlement negotiations without an estimate of your reasonably possible loss is unclear.

Pursuant to the Staff’s request, we set forth below a detailed timeline from commencement of the Department of Justice Investigation (Advertising) (the “Investigation”) to its conclusion, highlighting significant events:

1. On May 27, 2009, Google was served with a confidential grand jury subpoena by the United States Attorney for the District of Rhode Island (the “District of Rhode Island”) concerning the Investigation into the use of Google advertising by Canadian online pharmacies. [CONFIDENTIAL***]

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

2. Throughout 2009 and into 2010, Google produced documents responsive to the grand jury subpoena and facilitated witness interviews and testimony.

3. As of December 31, 2010 and as of February 11, 2011, the date of the filing of our Annual Report for the fiscal year ended December 31, 2010, we continued to respond to the District of Rhode Island’s document requests.

4. [CONFIDENTIAL***]

5. [CONFIDENTIAL***]

6. [CONFIDENTIAL***]

7. In light of the agreement in principle with the District of Rhode Island, Google accrued $500 million with respect to the Investigation as of March 31, 2011, which represented its best estimate of the probable loss associated with the resolution of the Investigation based on discussions with the District of Rhode Island. This charge was included in our financial statements for the quarterly period ended March 31, 2011 and reported in our Quarterly Report on Form 10-Q for such period that was filed with the Commission on May 10, 2011.

8. From May through August 2011, we worked with the District of Rhode Island to agree upon a Non-Prosecution Agreement (“NPA”) that would be satisfactory to both parties. The NPA was also subject to review and approval by the United States Department of Justice.

9. [CONFIDENTIAL***]

10. On August 17, 2011, we entered into the NPA with the District of Rhode Island and forfeited $500 million as part of the settlement.

11. On August 24, 2011, the District of Rhode Island and the United States Department of Justice issued a press release regarding the NPA and the forfeiture of $500 million by us.

We believe that a loss relating to the Investigation was not reasonably possible until April 2011, when Google and District of Rhode Island first began negotiations regarding a potential financial component of a settlement conditioned on successful resolution of other aspects of an agreement. As indicated above, [CONFIDENTIAL***].

In addition, we believe that a loss related to the Investigation did not meet both the probable and reasonably estimable criteria of ASC 450 until May 2011 when, after extensive negotiations, Google and the District of Rhode Island reached an agreement in principle regarding the amount of the financial component of a proposed settlement. This agreement in principle contemplated that Google would forfeit $500 million in connection with the resolution of the Investigation and addressed key non-monetary matters. [CONFIDENTIAL***].

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 12. Commitments and Contingencies, page 72

Indemnifications

4.	We note your proposed disclosures in response to prior comment 3. In future filings, revise your proposed disclosures to clarify the following:

•

You state that it is not possible to determine the maximum potential amount under your indemnification agreements. ASC 450 disclosures focus on the reasonably possible loss or range of loss in excess of amounts accrued, if any. Please disclose the information required by ASC 450.

•	You state that to the extent that valid indemnification claims arise in the future, future payments by you could be significant. Please clarify:

•	Whether you are referring to future indemnification claims relating to losses incurred as of the balance sheet date.

•	Whether the likelihood of loss associated with future indemnification claims relating to losses incurred as of the balance sheet date is reasonably possible.

We respectfully advise the Staff that we believe our disclosure is consistent with ASC 460-10-50-4, which requires the disclosure of the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and if such estimate cannot be made, the reasons why an estimate of the maximum potential amount cannot be made.

We further advise the Staff that our disclosure relating to valid indemnification claims that may arise in the future refers to losses that may be incurred in the future and not as of the balance sheet date. In response to the Staff’s comment, in our future Annual Report on Form 10-K filings, we will revise our disclosure as follows:

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

“It is not possible to make a reasonable estimate of the maximum potential amount under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. Additionally, we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 20XX, we did not have any material amount accrued in connection with our indemnification agreements.”

* * * * *

United States Securities and Exchange Commission

October 18, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0305

Please direct your questions or comments to me (tel: (650) 253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 240-3928 and (650) 469-0208). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/S/ MARK FUCHS
Mark Fuchs
Vice President, Finance and Chief Accountant

cc:	Patrick Pichette

David C. Drummond, Esq.

Kent Walker, Esq.

Donald S. Harrison, Esq.

Katherine Stephens, Esq.